SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 11-K


        / X /  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended: December 31, 1998

                                     OR

       /   /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period:  N/A


                      Commission File Number 0-13358


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.
                       (Exact name of the plan)


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     CAPITAL CITY BANK GROUP, INC.
         (Exact name of registrant as specified in its charter)

           217 North Monroe Street, Tallahassee, Florida 32301
                (Address of principal executive offices)


                         REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. Profit Sharing 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.




                       Capital City Bank Group, Inc.
                        Profit Sharing 401(k) Plan


                    Financial Statements and Schedules
                     as of December 31, 1998 and 1997
                               Together With
                             Auditors' Report

                      CAPITAL CITY BANK GROUP, INC.

                       PROFIT SHARING 401(K) PLAN


                   FINANCIAL STATEMENTS AND SCHEDULES

                       DECEMBER 31, 1998 AND 1997





                            TABLE OF CONTENTS

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits--December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

Schedule I:    Item 27a--Schedule of Assets Held for Investment
                         Purposes--December 31, 1998

Schedule II:   Item 27d--Schedule of Reportable Transactions
                         for the Year Ended December 31, 1998



     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Retirement Committee of
Capital City Bank Group, Inc.:


We have audited the accompanying statements of net assets available for benefits of CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(k) PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Jacksonville, Florida
June 11, 1999




                      CAPITAL CITY BANK GROUP, INC.
                       PROFIT SHARING 401(K) PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       DECEMBER 31, 1998 AND 1997

                                                 1998       1997
ASSETS:
Cash                                          $   38,767  $     52
                                                --------  --------
Investments, at fair value (Notes 2 and 3):
  SEI S&P 500 Fund                               651,215    96,140
  Berger Small Cap Value Fund                    155,124    15,371
  American Century International Growth Fund     151,100         0
  SEI Bond Index Fund                            111,907    38,700
  Capital City Bank Group Common Stock            68,358    11,982
  Provident T-Fund                                24,967     4,283
  SEI Short Duration Government Fund              18,796     2,105
  T. Rowe Price International Fund                          20,025
                                              ----------  --------
    Total investments                          1,181,467   188,606

Receivables:
  Participants' contributions                          0    37,970
  Transfer from merged plan                            0   207,067
                                              ----------  --------
    Total receivables                                  0   245,037
                                              ----------  --------
Accrued investment income                          2,524     1,277
                                              ----------  --------
NET ASSETS AVAILABLE FOR BENEFITS             $1,222,758  $434,972

The accompanying notes are an integral part of these statements.


                          CAPITAL CITY BANK GROUP, INC.
                           PROFIT SHARING 401(K) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                     Berger    American     SEI    Capital City          SEI Short  T. Rowe Price
                            S&P       Cap    International  Bond    Bank Group           Duration     Inter-
                            500       Value     Growth     Index      Common  Provident  Government  national
                            Fund      Fund       Fund       Fund       Stock    T-Fund     Fund      Stock Fund   Other       Total
ADDITIONS:
Contributions:
Participants             $195,582   $ 53,812   $  7,120   $ 32,230   $ 36,721   $13,642   $12,058    $40,265    $38,767   $  430,197
Rollovers                 146,940     73,610     14,394     15,156      1,814         0         0     42,937          0      294,851
                         --------   --------   --------   --------   --------   -------   -------    -------    -------   ----------
                          342,522    127,422     21,514     47,386     38,535    13,642    12,058     83,202     38,767      725,048
                         --------   --------   --------   --------   --------   -------   -------    -------   --------   ----------
Investment income:
Net appreciation
 (depreciation) in fair
 value (Note 3)           100,899     (2,917)    11,538      6,769     (4,753)        0       686      1,144          0      113,366
Dividends                  13,190      2,578          0      1,228      2,006     2,122       244      1,411      2,524       25,303
                         --------   --------   --------   --------   --------   -------   -------    -------   --------   ----------
Total investment income
 (loss)                   114,089       (339)    11,538      7,997     (2,747)    2,122       930      2,555      2,524      138,669
                         --------   --------   --------   --------   --------   -------   -------    -------   --------   ----------
Total additions           456,611    127,083     33,052     55,383     35,788    15,764    12,988     85,757     41,291      863,717

DEDUCTIONS:
Benefits paid to
 participants             (16,796)    (3,144)         0       (673)    (1,422)  (46,795)     (485)    (6,616)         0     (75,931)

INTERFUND TRANSFERS       115,260     15,814    118,048     18,497     22,010    51,715     4,188    (99,166)  (246,366)           0
                         --------   --------   --------   --------    -------   -------   -------    -------   --------     --------
NET INCREASE (DECREASE)   555,075    139,753    151,100     73,207     56,376    20,684    16,691    (20,025)  (205,075)     787,786

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of year          96,140     15,371          0     38,700     11,982     4,283     2,105     20,025    246,366      434,972
                         --------   --------   --------   --------    -------   -------   -------    -------   --------   ----------
End of year              $651,215   $155,124   $151,100   $111,907    $68,358   $24,967   $18,796    $     0   $ 41,291   $1,222,758

The accompanying notes are an integral part of this statement.


                            CAPITAL CITY BANK GROUP, INC.

                             PROFIT SHARING 401(K) PLAN


                    NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1998 AND 1997



1. DESCRIPTION OF THE PLAN

The following description of the Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the "Plan") provides general information only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan, as established on October 1, 1997, effective retroactively to January 1, 1997, is a defined contribution plan under the provisions of
Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all employees of Capital City Bank Group, Inc. (the "Company"). Presently, employees of the Company and certain participating subsidiaries who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which employees become eligible to participate in the Plan.

On July 1, 1996, the Company acquired First Financial Bancorp, Inc., the parent company of First Federal Bank. Effective September 30, 1997, First Federal Bank's 401(k) plan was terminated and merged into the Plan. However, the assets were not transferred into the Plan until January 2, 1998.

Contributions and Withdrawals

Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the Internal Revenue Code. Participants may choose to change their deferral percentage at any time. Employer matching and discretionary contributions may be contributed to the Plan at the option of the Company's board of directors, subject to certain limitations. There were no employer contributions for 1998.

Participants in service may make hardship withdrawals from their voluntary contributions upon demonstrating immediate and heavy financial need. No withdrawals may be made from company contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participants compensation to the compensation of all participants for the plan year.

Investment Options

Participants may change investments or redesignate the percentages on the following dates:

       March 1
       June 1
       September 1
       December 1

Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options:

     Money Market Fund

          Provident T-Fund

          The Provident T-Fund is a money market fund whose objective is to seek current income with overnight liquidity and security of principal. The fund invests in U.S. Treasury bills, notes, and direct obligations of the U.S. Treasury and in repurchase agreements fully collateralized by such obligations.
          The fund's average weighted maturity is 37 days.

     Bond Funds

          SEI Short Duration Government Fund

          The SEI Short Duration Government Fund seeks to provide current income and to preserve principal value. The fund invests in those securities issued by the U.S. government and backed by its full faith and credit and securities issued by U.S. government agencies. The average maturity of the fund is one to three years. The fund seeks to provide a higher level of sustainable income and total return than money market investments, with limited principal value fluctuations.

          SEI Bond Index Fund

          The SEI Bond Index Fund's objective is
          current income. The fund seeks to provide investment results that correspond to the aggregate price and income performance of the debt securities in the Lehman Aggregate Bond
          Index. The index covers the U.S. investment grade fixed rate bond market, including the government and corporate markets, agency mortgage pass-through securities, and asset-backed securities. The maturity of the index is typically between eight and ten years.

     Stock Funds

          SEI S&P 500 Fund

          The SEI S&P 500 Fund's investment objective is long-term growth of capital. The fund seeks to provide investment results consistent with the stock market as a whole, as represented by the Standard & Poor's 500
          Stock Index. The fund purchases, in the same proportion, the 500 common stocks which make up the Standard & Poor's 500 Stock Index.
          The 50 largest stocks in the index account for approximately 50% of the weighting of the index, and the index represents approximately two-thirds of the market value of common stocks listed on the New York Stock Exchange.
          Deviation in performance between the fund and the index, called tracking error, is typically attributable to trading costs and cash reserves held for liquidity needs.

          American Century International Growth Fund

          The American Century International Growth
          Fund's investment objective is capital
          growth. The fund will seek to achieve this objective by investing primarily in securities of foreign issuers that have the potential for appreciation. The fund will invest primarily in issuers in developed markets. Share price will fluctuate with changes in market, economic, and foreign currency exchange conditions, as well as with changes in portfolio company prospects.

          T. Rowe Price International Stock Fund

          The T. Rowe Price International Stock Fund's objective is long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies
          The fund expects to invest substantially all of its assets outside the U.S. and to diversify broadly among developed, newly industrialized, and emerging countries throughout the world. Share price will fluctuate with changes in market, economic, and foreign currency exchange conditions, as well as with changes in portfolio company prospects. On November 3, 1998, all assets in this fund were transferred to the American
          Century International Growth Fund.

          Berger Small Cap Value Fund

          The Berger Small Cap Value Fund's investment objective is capital appreciation. The fund seeks to achieve this objective by investing primarily in common stocks of small companies
          (market capitalization of less than
          $1 billion) that the fund believes are
          undervalued in the marketplace relative to their assets, earnings, cash flow or business franchise.

     Other Options

          Capital City Bank Group Common Stock

          This investment option invests in the common stock of Capital City Bank Group, Inc.

Benefits Payments

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.


2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year.

Purchases and sales of securities are recorded on a settlement date basis which does not materially differ from the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

All plan expenses are paid by the plan sponsor.


3. INVESTMENTS

The carrying values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1998 are as follows:



                                                     Fair
                                                    Value

      Fair value as determined by quoted market
        value:
      Mutual funds:
      SEI Standard & Poor's 500 Fund               $651,215
      Berger Small Cap Value Fund                   155,124
      American Century International Growth Fund    151,100
      SEI Bond Index Fund                           111,907
      Capital City Bank Group Common Stock           68,358


During the year ended December 31, 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

      Mutual funds                                 $118,119
      Common stock                                   (4,753)
                                                   --------
                                                   $113,366
                                                   ========


4.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


5.   TAX STATUS

The Company filed for a determination letter with the Internal Revenue Service but had not yet received a ruling as of June 11, 1999. However, management believes that the Plan is currently designed and is being operated in compliance with the application requirements of the Code. Therefore, management believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1998.



                    CAPITAL CITY BANK GROUP, INC.
                     PROFIT SHARING 401(K) PLAN


    ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          DECEMBER 31, 1998

                                                            Fair
                 Description                   Cost         Value

  MONEY MARKET FUND:
    Provident T-Fund                         $   24,967  $   24,967
                                             ----------  ----------
  MUTUAL FUNDS:
    SEI S&P 500 Fund                            561,245     651,215
    Berger Small Cap Value Fund                 163,783     155,124
    American Century International Growth       142,080     151,100
      Fund
    SEI Bond Index Fund                         109,596     111,907
    SEI Short Duration Government Fund           18,634      18,796
                                             ----------  ----------
          Total mutual funds                    995,338   1,088,142
                                             ----------  ----------
  COMMON STOCK:
*   Capital City Bank Group Common Stock         71,866      68,358
                                             ----------  ----------
          Total investments                  $1,092,171  $1,181,467

*Represents a party in interest.

The accompanying notes are an integral part of this schedule.




                          CAPITAL CITY BANK GROUP, INC.

                           PROFIT SHARING 401(K) PLAN


                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                     Current Value
                                                                                      of Asset on     Net
                                                         Purchase  Selling   Cost of  Transaction    Gain
   Identity of Party Involved     Description of Asset    Price     Price     Asset      Date       (Loss)

  MONEY MARKET FUND:
    Provident T-Fund                  Money Market Fund $ 68,443  $ 48,041  $ 48,041   $ 48,041     $    0

  MUTUAL FUNDS:
    SEI Bond Index Fund               Mutual fund         72,011     3,321     3,264      3,321         57
    SEI S&P 500 Fund                  Mutual fund        477,929    16,797    15,519     16,797      1,278
    American Century International    Mutual fund
      Growth Fund                                        140,740         0         0          0          0
    T. Rowe Price International       Mutual fund
      Stock Fund                                         104,279   125,448   125,320    125,448        128
    Berger Small Cap Stock Fund       Mutual fund        154,919    11,287    12,933     11,287     (1,646)


  COMMON STOCK:
  * Capital City Bank Group Common    Common stock
      Stock                                               66,140     3,146     3,452      3,146       (306)


*Represents a party in interest.

The accompanying notes are an integral part of this schedule.



     CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation of our report dated June 11, 1999, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-36693.




ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 28, 1999



SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned Chief Financial Officer hereunto duly authorized.
CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.

By:  Capital City Trust Company, Trustee

By:  /s/ Randolph M. Pople
Randolph M. Pople, President